Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	NOVEMBER 13, 2018

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended September 30, 2018 (“Q3 2018” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Zimbabwe Monetary Conditions

4.10.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1. OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Pursuant to the signing of a sale agreement announced on November 6, 2018, Caledonia intends to purchase a further 15% of Blanket from one of Blanket’s indigenous shareholders. The transaction, which is discussed further in section 4.8, remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2. HIGHLIGHTS

	3 months ended September 30		9 months ended September 30		Comment
	2017	2018	2017	2018
Gold produced (oz)	14,396	13,978	39,710	39,558	Gold production in the Quarter was lower than in the quarter ended September 30, 2017 (the “comparable quarter”) due to lower grade.
On-mine cost per ounce ($/oz)[1]	638	670	663	691	On-mine costs increased due to higher equipment maintenance costs and increases in the cost of certain consumables.
All-in sustaining cost ($/oz) (“AISC”)	773	754	827	812	AISC decreased, notwithstanding the higher on-mine cost, primarily due to the higher Export Credit Incentive (“ECI”).
Average realised gold price ($/oz)	1,265	1,190	1,238	1,259	The average realised gold price is after deduction of the 1.25% early settlement discount by the refiner and reflects prevailing market prices.
Gross profit [2]	7,229	4,846	17,910	16,213	Gross profit in the Quarter was lower than the comparable quarter due to lower revenues and increased production costs.
Net profit attributable to shareholders	3,120	2,224	6,152	7,982	Net profit attributable to shareholders was lower in the Quarter than the comparable quarter due to the lower gross profit the effect of which was reduced by increased ECI and reduced administrative expenses.
Adjusted basic earnings per share (“EPS”)[3] (cents)	39.9	33.1	86.9	108.1	Adjusted EPS was lower in the Quarter than the comparable quarter primarily due to lower profit attributable to shareholders.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

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	3 months ended September 30		9 months ended September 30		Comment
	2017	2018	2017	2018
Net cash and cash equivalents	11,830	5,896	11,830	5,896	Net cash and cash equivalents was lower due to the continued high level of capital expenditure.
Net cash from operating activities	10,118	6,759	16,598	12,588	Net cash from operating activities was lower due to lower operating profit.

Safety

As previously announced, we regret that a fatal mining-related accident occurred on July 12, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures through increased training activities: all mine employees will participate in a 5-day programme, focusing on safety behaviour and safe mining practices; all mining supervisors have been retrained on rock engineering and recognizing hazards. Safety is discussed further in section 4.1.

Reduced production and earnings guidance

13,978 ounces of gold were produced during the Quarter, a 2.9% decrease on the gold produced in the comparable quarter. On October 11, 2018 the production guidance range for 2018 was marginally reduced and tightened from 55,000 ounces to 59,000 ounces to a range of between 54,000 and 56,000 ounces.

As a result of the adjusted 2018 production guidance and the recent weakness in the gold price, assuming the current spot gold price is maintained for the rest of 2018 and assuming no material change in the Company’s operating costs, Caledonia expects full year 2018 adjusted earnings to be in the range of 140c to 150c per share. This is a reduction from the previous earnings guidance of 165c to 190c per share but is 3% to 12% higher than the earnings achieved in 2017.

Resource upgrade

On September 20, 2018 Caledonia announced a further upgrade to the resource base at Blanket. Total Measured and Indicated gold ounces at Blanket increased by 13% to 805,000 ounces as at July 2018. Inferred gold resources at Blanket increased by 9% to 963,000 ounces, as at July 2018. The resource upgrade marks the seventh successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 86% since 2011 despite mining over 300,000 ounces over this period. This resource upgrade further vindicates the decision taken in November 2017 to extend the Central Shaft from the initial planned depth of 1,080 metres to 1,330 metres.

Zimbabwe Monetary Conditions

Several gold mining operators in Zimbabwe have recently reported operating difficulties and, in some cases, have suspended operations due to the shortage of foreign exchange which has impeded their ability to purchase consumables. The shortage of foreign currency has been a long-standing difficulty in Zimbabwe; however, the situation appears to have worsened following a policy announcement by the Reserve Bank of Zimbabwe (“RBZ”) on October 1, 2018.

On October 1, 2018 the RBZ published a monetary policy statement, which, inter alia, introduced several measures of relevance to the gold industry in general. The main element of the new policy that is relevant to gold producers is that gold producers would receive 30% of their revenues into their own Foreign Currency Account (“FCA”) and the balance into their ordinary bank account in Zimbabwe, known as a Real Time Gross Settlement (“RTGS”) account.

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This has several possible implications which include:

•	products and services that are procured using RTGS funds in Zimbabwe will become more expensive. Although the policy statement stipulated that a dollar in an FCA would have the same value as a dollar in a RTGS account, experience after the implementation of this policy is that vendors who previously accepted RTGS dollars at par, now require prices which are 5 to 6 times higher than their previous RTGS prices; alternatively they require payment from an FCA;

•	Blanket’s employees may request a pay adjustment to reflect the increase in RTGS prices or payment in US Dollars; and

•	Blanket may not be able to secure sufficient foreign exchange to maintain its operations, complete the Central Shaft and remit profits outside Zimbabwe such that Caledonia can maintain its dividend.

Since the implementation of the new policy, Blanket has received 30% of its revenues into its new FCA and has successfully made international payments from this account. However, even before the implementation of the new monetary policy and the possible requirement to pay local suppliers in foreign currency and/or to procure supplies from outside Zimbabwe, Blanket required more than 30% of its revenues in foreign currency. Blanket has already successfully applied to the RBZ for an allocation of foreign exchange in addition to the 30% entitlement. The foreign exchange allocation that was received in addition to the FCA allocation was received on the basis of parity with funds in Blanket’s RTGS account.

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners have had intensive engagement with the Government of Zimbabwe and the RBZ to explain that a 30% FCA allocation is insufficient for gold miners to fund the import of consumables and services that are required to maintain their operations. As a result of this engagement, the RBZ has indicated that from November 12, 2018 gold miners will receive 55% of their revenues into their FCA.

A 55% FCA allocation is sufficient for Blanket to maintain its current level of operations for approximately 4 years, by continuing to mine the existing reserves using the existing infrastructure. However, a 55% allocation is insufficient to allow Blanket to implement the current life of mine plan which envisages production increasing to 80,000 ounces per annuum from 2021 until 2034 and to maintain the Caledonia dividend.

The RBZ has indicated that it will consider requests for additional foreign exchange in specific circumstances from individual gold miners. Accordingly, Caledonia will continue its engagement with the RBZ and the government to secure the additional foreign exchange it requires. This requirement to make specific application for foreign exchange is no different from the situation which existed before the implementation of the new policy. Since Blanket re-started operations in early 2009 it has received sufficient foreign exchange to maintain operations, implement its investment programmes and to fund Caledonia’s management structure outside Zimbabwe, including funding the dividend which Caledonia pays to its shareholders.

The situation in Zimbabwe is receiving the highest levels of attention from Zimbabwean monetary and government authorities. Caledonia has had and continues to have extensive and constructive engagement with the Zimbabwean government on the issues outlined above.

Dividend Policy

Following the one-for-five consolidation of the Company’s shares on June 26, 2017, the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. Further quarterly dividends of the same amount were paid at the end of October 2017 and at the end of January, April, July and October 2018. The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy. The profitability and cash generation of Blanket Mine remains strong. As noted above and as discussed further in section 4.9, monetary conditions in Zimbabwe have worsened since mid-October and there is an increased risk that Caledonia may not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

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Revised Central Shaft Project

Progress on implementing the Central Shaft has been adversely affected by an increase in the incidence of power interruptions due to the instability of the incoming grid power. Due to these delays and to ensure that the completion of the shaft does not delay the planned production build-up, the vertical shaft sinking will terminate at 1,204 metres and will add three new production levels below 750 metres. A fourth production level will be added via a decline which will start at the end of 2021. The decline is expected to allow production from below 34 Level to commence in mid-2024, which is the same as if the shaft had been extended to 38 Level. The shaft is currently at a depth of 1,148 metres. Further progress on the Central Shaft depends on the continued availability of sufficient foreign exchange as discussed above.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the Investment Plan at Blanket, the main component of which is the Central Shaft project, which is outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia intends to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

As noted above and as discussed in section 4.9, difficulties in obtaining adequate foreign exchange may jeopardise Caledonia’s ability to implement its strategy.

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3. SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the nine months and quarters ended September 30, 2018 and 2017 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended September 30		9 months ended September 30
	2017	2018	2017	2018

Revenue	18,230	16,647	50,163	50,904
Royalties	(913)	(834)	(2,512)	(2,549)
Production costs	(9,080)	(9,948)	(26,992)	(29,255)
Depreciation	(1,008)	(1,019)	(2,749)	(2,887)
Gross profit	7,229	4,846	17,910	16,213
Net other income	663	1,663	1,864	4,764
Administrative expenses	(1,607)	(1,423)	(4,541)	(4,625)
Net foreign exchange (loss)/gain	(3)	(275)	16	(115)
Cash-settled share-based expense	(73)	(113)	(607)	(450)
Equity-settled share-based expense	-	-	(835)	(14)
Margin call on hedge	-	(360)	-	(360)
Operating profit	6,209	4,338	13,807	15,413
Net finance cost	(7)	(97)	(24)	(142)
Profit before tax	6,202	4,241	13,783	15,271
Tax expense	(2,326)	(1,204)	(5,876)	(5,101)
Profit for the period	3,876	3,037	7,907	10,170

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(110)	(69)	23	(509)
Total comprehensive income for the period	3,766	2,968	7,930	9,661

Profit attributable to:
Owners of the Company	3,120	2,224	6,152	7,982
Non-controlling interests	756	813	1,755	2,188
Profit for the period	3,876	3,037	7,907	10,170
Total comprehensive income attributable to:
Owners of the Company	3,010	2,155	6,175	7,473
Non-controlling interests	756	831	1,755	2,188
Total comprehensive income for the period	3,766	2,968	7,930	9,661

Earnings per share (cents) (i)
Basic	29.4	20.4	57.0	73.8
Diluted	29.4	20.4	56.9	73.7
Adjusted earnings per share (cents) (i) (ii)
Basic	39.9	33.1	86.9	108.3
(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures.

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Revenues in the Quarter were 8.7% lower than in Q3 2017 due to a 2.9% decrease in ounces sold from 14,396 ounces in Q3 2017 to 13,978 ounces in the Quarter and a 5.9% decrease in the average realised price of gold from $1,265 per ounce in Q3 2017 to $1,190 per ounce in the Quarter. There was no work-in-progress brought forward or carried forward in the Quarter and the royalty rate payable to the Government of Zimbabwe was unchanged at 5%.

Production costs in the Quarter increased by 9.6% compared to the comparable quarter due to increased use of drill steel in the new long hole stoping methods implemented at Blanket and an increase in the prices of steel and explosives. The on-mine cost per ounce of gold sold in the Quarter increased by 5.0% compared to the comparable quarter from $638 per ounce to $670 per ounce. The all-in sustaining cost per ounce of gold in the Quarter decreased by 2.5% compared to the comparable quarter from $773 to $754 because the ECI offset the increase in on-mine costs. Costs are discussed further in Section 4.6 of this MD&A.

Net other income in the Quarter of $1,663,000 includes the ECI received from the Government of Zimbabwe of $1,667,000. In terms of the scheme, which commenced in 2016, Blanket receives an ECI as a percentage of its gold sales which is received into Blanket’s RTGS account in Zimbabwe. In 2017 the ECI was calculated at 3.5% of revenues, falling to 2.5% of revenues from January 1, 2018. In February 2018, the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe announced an increase in the ECI from 2.5% to 10% of revenues. The ECI is recognised as “Other Income – Government Grant” on a receivable basis.

Administrative expenses decreased by 11.4% in the Quarter compared to the comparable quarter. The largest component of administrative expenses is employee costs of $628,000 which decreased by 2.3% from $643,000 in the comparable quarter. Approximately 60% of the employee cost relates to employees at Caledonia Mining South Africa Proprietary Ltd (“CMSA”) who are remunerated in South African rands. The employee head-count at CMSA was unchanged; however, the rand was 5% weaker against the US Dollar in the Quarter compared to the comparable quarter.

Foreign exchange movements in the profit and loss relate to gains and losses arising on US Dollar-denominated cash balances and inter-company loans which are held by CMSA (which has the South African rand as its functional currency) and rand-denominated intercompany loans which are held by the Company.

The cash-settled share-based payment expense for the Quarter comprises an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards which were made in previous quarters under the Company’s 2015 Omnibus Equity Incentive Compensation Plan to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). RSUs and PSUs were originally granted to be settled in cash. Following expressions of interest by certain members of management in accepting shares in payment for some or all of their LTIP awards, the board approved amendments to the LTIP awards on May 8, 2018 to allow for settlement in cash, shares or a combination of both. The LTIP charge in the Quarter was $113,000 (2017: $73,000). The charge reflects a combination of factors which include: the change in the Company’s share price (which decreased from $8.43 to $6.82 in the Quarter); the increase in the number of RSUs due to the re-investment of attributable dividends; and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protects the Company if the gold price falls below $1,150 per ounce and gives Caledonia full participation if the price of gold exceeds $1,195 per ounce.

The tax expense comprises the following:

Analysis of Consolidated Tax expense for the Quarter ($’000’s)
	Zimbabwe	South Africa	Total
Income tax	340	(168)	172
Withholding tax	36	(49)	(13)
Deferred tax	1,060	(15)	1,045
	1,436	(232)	1,204

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The overall effective taxation rate in the Quarter was 28% compared to 38% in the comparable quarter. The tax expense includes $340,000 of Zimbabwean income tax which equates to an effective income tax rate of 4.7% on the pre-tax profits at Blanket Mine. The effective income tax rate incurred in Zimbabwe is lower than the income tax rate of 25.75% due to the continued high level of capital investment at Blanket: 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax. Blanket’s deferred tax reflects the difference between the accounting and tax treatments of capital investment.

The income tax credit of $168,000 arising in South Africa is due to losses incurred during the Quarter at CMSA which are expected to be offset against taxable income in the last quarter of 2018. The credits in respect of withholding tax and deferred tax arising in South Africa are due to foreign currency movements on the translation of the withholding tax expense from South African rands to US Dollars and an increase in the deferred tax asset at CMSA.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17 of this MD&A.

The table below sets out the consolidated statements of cash flows for the nine months and quarters ended September 30, 2018 and 2017 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2017	2018	2017	2018
Cash flows from operating activities
Cash generated from operating activities	11,652	7,013	19,526	15,446
Net interest	(116)	(105)	(121)	(187)
Tax paid	(1,418)	(149)	(2,807)	(2,671)
Net cash from operating activities	10,118	6,759	16,598	12,588

Cash flows from investing activities
Acquisition of Property, plant and equipment	(8,056)	(5,234)	(15,575)	(16,010)
Net cash used in investing activities	(8,056)	(5,234)	(15,575)	(16,010)

Cash flows from financing activities
Dividends paid	(964)	(584)	(2,416)	(2,345)
Repayment of term loan facility	(375)	(375)	(1,125)	(1,125)
Share repurchase	-	-	(146)	-
Share issue	84	-	84	-
Net cash used in financing activities	(1,255)	(959)	(3,603)	(3,470)

Net increase/(decrease) in cash and cash equivalents	807	566	(2,580)	(6,892)
Effect of exchange rate fluctuations on cash held	145	22	75	32
Net cash and cash equivalents at beginning of the period	10,878	5,308	14,335	12,756
Net cash and cash equivalents at end of the period	11,830	5,896	11,830	5,896

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Cash generated from operating activities is analysed in note 13 to the Unaudited Condensed Consolidated Interim Financial Statements. Cash generated from operating activities before working capital changes in the Quarter was $5,729,000 compared to $7,283,000 in the comparable quarter mainly due to the lower operating profit as discussed in the review of profit and loss above.

Working capital (excluding cash) decreased in the Quarter by $1,234,000 (Q3 2017: working capital decreased by $4,369,000). The decrease in the Quarter was due to the decrease in amounts owed to Blanket by the Government of Zimbabwe, which comprise VAT refunds, ECI payments and the proceeds of gold sales and which had been unusually high at the end of the preceding quarter.

Net investment in property, plant and equipment in the Quarter was $5,234,000 in terms of the Central Shaft project, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on July 27, 2018.

The table below sets out the consolidated statements of Caledonia’s financial position at September 30, 2018 and December 31, 2017 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Sept 30	Dec 31
		2018	2017
Total non-current assets		95,295	82,143
Inventories		9,651	9,175
Prepayments		924	709
Trade and other receivables		5,786	4,962
Cash and cash equivalents		9,827	13,067
Total assets		121,483	110,056
Total non-current liabilities		29,189	25,243
Short-term portion of term loan facility		374	1,486
Trade and other payables		11,628	12,660
Income tax payable		104	1,145
Bank overdraft		3,931	311
Total liabilities		45,226	40,845
Total equity		76,257	69,211
Total equity and liabilities		121,483	110,056

Non-current assets increased due to the continued investment in terms of the Central Shaft project and investment to sustain existing operations.

Inventory levels have increased partly due to Blanket carrying higher stock levels to protect against unexpected delays at the border between South Africa and Zimbabwe and the requirement to increase stock levels of parts for equipment which is increasingly being used in the declines pending completion of the Central Shaft.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements and include $1.8 million (December 31, 2017: $1.4 million) due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries prior to the close of business on September 30, 2018 and $3.0 million (December 31, 2017: $2.9 million) due from the Government of Zimbabwe in respect of VAT refunds. The amount due in respect of VAT refunds, although lower than at the end of the previous quarter, remains somewhat high; Blanket continues its strenuous efforts to secure repayment of the amounts due to it or to off-set amounts due to the Zimbabwe Revenue Authority (“ZIMRA”) under other tax heads against the amount due to it from ZIMRA in respect of outstanding VAT refunds. In October 2018, $1.5 million was received in respect of VAT refunds. All of the amount due from Fidelity at September 30, 2018 was received shortly after the end of the Quarter

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In October 2016 Blanket entered into a $3 million two-year term loan; the remaining amount of $374,000 at September 30, 2018 was repaid in October. Blanket has a $4 million overdraft facility which was drawn as to $3.9 million at September 30, 2018.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Dec 31, 2016	Mar 31 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018
Revenue from operations	15,251	16,449	15,484	18,230	19,599	18,059	16,198	16,647
Profit attributable to owners of the Company	3,258	2,338	694	3,120	3,232	3,154	2,604	2,224
Earnings per share – basic (cents)	30.7	21.5	6.1	29.4	29.5	29.3	24.1	20.4
Earnings per share – diluted (cents)	30.6	21.4	6.1	29.4	29.4	29.2	24.1	20.4
Net cash and cash equivalents	14,335	11,722	10,878	11,830	12,765	13,380	5,308	5,896

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1 Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2016	Q1 2017	Q3 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Fatal	0	0	1	1	0	1	0	1
Lost time injury	3	0	1	5	0	1	3	1
Restricted work activity	4	12	3	2	4	6	5	4
First aid	0	1	7	1	2	1	2	6
Medical aid	1	6	11	9	4	4	2	1
Occupational illness	0	1	0	0	0	0	0	0
Total	8	20	23	18	10	13	12	13
Incidents	10	10	10	10	11	7	10	8
Near misses	2	4	9	6	2	4	1	2
Disability Injury Frequency Rate	0.55	0.00	0.33	0.95	0.00	0.31	0.44	0.29
Total Injury Frequency Rate	1.46	3.51	3.81	2.86	1.57	2.03	1.77	1.78
Man-hours worked (thousands)	1,093	1,140	1,206	1,257	1,271	1,278	1,352	1,371

On July 12, 2018 a fatal mining-related accident occurred. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident.

Prior to the fatality on July 12, 2018, management had embarked on a detailed investigation to identify the causes of accidents which identified that employees require a significant change in their behaviour and supervisors must ensure that prescribed safety procedures are adhered to. The workforce has increased by about 500 over the last two years and especially new employees appear to be involved in accidents. Management, with the assistance of an external facilitator, has embarked on an initiative to retrain all employees on health and safety matters. One team is withdrawn from production each week for a 5-day period to be retrained according to the safety initiative which focuses on behavioural changes and reinforcing safety standards and practices. All supervisors have been retrained in basic rock engineering

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4.2 Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,376
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Q1	2018	-	-	2,770	2,770
Q2	2018	-	-	3,048	3,048
Q3	2018	4	-	2,236	2,240

4.3 Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters, the years 2015, 2016 and 2017 and October 2018 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
October	2018	48,016	2.92	92.1	4,159

Gold production for the Quarter and October 2018 was adversely affected by lower than expected grades and, to a lesser extent, lower than planned tonnage. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.

4.4 Underground

Tonnes milled in the Quarter were 11.0% higher than the comparable quarter and 14.0% higher than the preceding quarter. The grade in the Quarter was 11.4% lower than the comparable quarter and 2.2% lower than the preceding quarter.

The improvement in tonnes milled in the Quarter reflects the measures taken to address certain problems that had occurred in previous quarters.

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Grade in the Quarter and in October was adversely affected by excessive dilution at Blanket due to the introduction of long-hole stopping in the narrower reef width areas due to safety considerations. The use of long-hole stopping, in addition to being safer than sublevel benching, has the potential to be more efficient provided that drilling is accurate enough to avoid grade dilution where handheld rock drills were used doing underhand bench mining on the grounds of safety. Corrective measures have been taken to improve the accuracy of drilling which is expected to result in improved grades in the remainder of the last quarter of 2018 and thereafter. Grade in the Quarter and in October was also adversely affected by the increased proportion of mining from lower grade areas; in terms of the mine plan this is expected to be resolved in future quarters.

Primary development advanced in the Quarter by 2,431 metres compared to 2,469 metres in the previous quarter. The objective of development is to open more areas below 750 metres: the decline at AR Main has been extended to open the 780-metre level and the AR South decline is being extended to open the 810-metre level. At Blanket, development is focussed on the strike extension to the north where exploration has indicated a higher grade; it is anticipated that the higher-grade zone will be reached in early 2019.

4.5 Metallurgical Plant

Plant throughput in the Quarter was 70.6 tonnes per hour (“tph”) compared to 71.0 tph in the previous quarter. Recoveries in the Quarter were 92.6%, lower than in the preceding and comparable quarters. Recoveries continue to be adversely affected by the low feed grade and the failure of the oxygen plant which is now beyond repair. As a temporary measure liquid oxygen is used until a new oxygen plant is purchased and installed, but this comes at an increased cost. A purchase agreement has been signed for a new oxygen plant which is expected to be commissioned by the first quarter 2019, subject to the availability of the necessary foreign exchange to fund the final purchase installment.

4.6 Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the ECI; and

iii.	All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to September 30		9 Months to September 30
	2017	2018	2017	2018
On-mine cost[4]	638	670	663	691
All-in sustaining cost per ounce[4]	773	754	827	812
All-in cost per ounce[4]	1,291	1,110	1,181	1,172

________________________

4 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS.

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Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.

On-Mine costs

The On-mine cost increased by 5.0% compared to the comparable quarter. The On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. The increase in costs is due to a 2.9% pay rise effective January 1, 2018, a 5% increase in head-count, increased costs due to the higher maintenance costs relating to the increased use of declines as a source of production and increases in the prices of explosives and detonators.

All-in sustaining costs

All-in sustaining costs per ounce were 2.4% lower in the Quarter compared to the comparable quarter. The reduction was due to the increased ECI and lower general and administrative costs which offset the effect of higher on-mine costs and increased sustaining capital expenditure. The ECI increased from 2.5% to 10% with effect from February 1, 2018 and amounted to $1,667,000 in the Quarter, which represents approximately $119 per ounce sold in the Quarter. The ECI is discussed further in the review of the profit or loss in Section 3.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in Section 4.7 of this MD&A.

4.7 Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. Continued exploration has improved the understanding of the ore bodies and has resulted in progressive increases in resources below 750 metres. Accordingly, in November 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 meters. The shaft has reached 34 Level (1,110 metres) and work on developing the station on this level has been completed. Shaft sinking has re-started and shaft bottom is currently at 1,148 metres.

Progress on sinking the shaft continues to be adversely affected by the frequency of power trips due to the unstable incoming supply from the grid. Due to these delays and to ensure that the completion of the shaft does not delay the production build-up, the vertical shaft sinking will be reduced by one level and the shaft will be sunk to a depth of 1,204 metres. The fourth level will be added via a decline which will start at the end of 2021. The decline will give earlier access to the ore bodies at this level than the originally planned vertical shaft extension. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft.

The decision to restrict the Central Shaft to 1,204 metres will not adversely affect the targeted increase in production to 80,000 ounces of gold by 2021.

4.8 Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this Section and in certain other Sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at September 30, 2018 was $30.99 million (December 31, 2017: $31.05 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends of $1.75 million in the Quarter which resulted in a small reduction on the outstanding balance of the facilitation loans in the Quarter. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.19 million at September 30, 2018 (December 31, 2017; $2.84 million).

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On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that the indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold 6.42% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities. Caledonia continues to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

4.9 Zimbabwe Monetary Conditions

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe however the situation appears to have worsened following a policy announcement by the RBZ on October 1, 2018. Several gold mining operators in Zimbabwe have reported operating difficulties in recent weeks and, in some cases, have suspended operations due to the shortage of foreign exchange which has impeded their ability to purchase consumables. As announced by the Company on November 6, 2018, production at Blanket has continued without interruption.

On October 1, 2018 the RBZ published a monetary policy statement, which, inter alia, introduced several measures of relevance to the gold industry in general. The most significant measure was that gold producers, which include Caledonia’s subsidiary, Blanket Mine, would receive 30% of their revenues into an FCA and the balance would be paid into their RTGS account. In terms of the policy announcement, FCA’s would be backed by a $500 million facility to give the holders of funds in FCA’s confidence that foreign currency would be available as required by the account holders.

Before the monetary statement of October 1, 2018 Blanket and other gold producers received 100% of their sale proceeds into RTGS accounts. If a gold producer required access to foreign exchange to make a payment outside Zimbabwe (e.g. to purchase consumables or capital equipment from a supplier outside Zimbabwe), the producer made an application to the RBZ for the necessary foreign exchange to be made available. Blanket and Caledonia operated satisfactorily under this system, although it required constant management attention to ensure that sufficient foreign exchange was made available.

The new policy has several possible implications for Blanket and Caledonia, which include:

•	products and services that are procured in Zimbabwe will become more expensive. Although the policy statement stipulated that a dollar in an FCA would have the same value of a dollar in a RTGS account, experience after the implementation of this policy is that vendors who previously accepted RTGS dollars at par, now require prices which are 5 to 6 times higher than their previous RTGS prices; alternatively they require payment from an FCA;

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•	Blanket’s employees may request a pay adjustment or payment in FCA funds; and

•	Blanket may not be able to secure sufficient additional foreign exchange to maintain its operations, complete the Central Shaft and remit sufficient profit outside Zimbabwe such that Caledonia can maintain its dividend.

Since the implementation of the new policy, Blanket has received 30% of its revenues into its new FCA since it became operational and has successfully made international payments from this account. However, even before the implementation of the new monetary policy and the possible requirement to pay local suppliers in foreign currency and/or to procure supplies from outside Zimbabwe, Blanket required more than 30% of its revenues in foreign currency. Blanket has already successfully applied to the RBZ for an allocation of foreign exchange in addition to the 30% entitlement. The foreign exchange allocation that was received in addition to the FCA allocation was received on the basis of parity with dollars in the RTGS system

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners have had intensive engagement with the Government of Zimbabwe and the RBZ to explain that a 30% FCA allocation is insufficient for gold miners to fund the import of consumables and services that are required to maintain their operations. As a result of this engagement, the RBZ has indicated to the Chamber of Mines Zimbabwe that from November 12, 2018 gold miners will receive 55% of their revenues into their FCA.

A 55% FCA allocation is sufficient for Blanket to maintain its current level of operations for approximately 4 years, by continuing to mine the existing reserves using the existing infrastructure. However, a 55% allocation is insufficient to allow Blanket to implement the current life of mine plan which envisages production increasing to 80,000 ounces per annum from 2021 until 2034.

The RBZ has indicated it will consider requests for additional foreign exchange in specific circumstances from individual gold miners. Accordingly, Caledonia will continue its engagement with the RBZ and the government to secure the additional foreign exchange it requires. This requirement to make specific application for foreign exchange is no different from the situation which existed before the implementation of the new policy. Since Blanket re-started operations in early 2009 it has received sufficient foreign exchange to maintain operations, implement its investment programmes and to fund Caledonia’s management structure outside Zimbabwe, including funding the dividend which Caledonia pays to its shareholders.

The situation in Zimbabwe is receiving the highest levels of attention from Zimbabwean monetary and government authorities. Caledonia has had and continues to have extensive and constructive engagement with the Zimbabwean government on the issues outlined above.

4.10 Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

In November 2014, the Company announced that it would commence work on a new shaft, the “Central Shaft”, which would be sunk from surface to a depth of 1,080 meters and would establish two new production levels below 22 Level (750 metres below surface).

Continued exploration from 2015 onwards has improved the understanding of the gold resources below 22 Level and, in November 2017, resulted in a further increase in resources below 750 metres. Accordingly, on November 10, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. The decision to extend the Central Shaft to 1,330 metres will not adversely affect the targeted increase in production to 80,000 ounces of gold by 2021 but it will potentially increase Blanket’s projected life-of-mine by a further four years to 2031.

As discussed in section 4.7 progress on sinking the shaft continues to be adversely affected by the frequency of power trips due to the unstable incoming supply from the grid. Due to these delays and to ensure that the completion of the shaft does not delay the production build-up, the vertical shaft sinking will be reduced by one level. The fourth level will be added via a decline which will start at the end of 2021. The decline will give earlier access to the ore bodies at this level than the originally planned vertical shaft extension. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft.

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As discussed in section 5.1, on September 20, 2018 Caledonia announced a further upgrade to the resource base at Blanket. Total Measured and Indicated gold ounces at Blanket increased by 13% to 805,000 ounces as at July 2018. Inferred gold resources at Blanket increased by 9% to 963,000 ounces, as at July 2018. This further increase in resources vindicates the decision taken in November 2017 to extend the Central Shaft to 1,330 metres. As result of the resource upgrade in September 2018, Blanket’s life of mine plan has been extended by a further 3 years from 2031 to 2034.

Subject to the continued availability of foreign exchange (as discussed in section 4.9), Caledonia intends to continue to implement the Central Shaft project.

Production Guidance

On October 11, 2018 the Company reduced and narrowed the range of 2018 production guidance from 55,000 to 59,000 ounces to a range of between 54,000 and 56,000 ounces. Caledonia remains on track to achieve its production target of 80,000 ounces in 2021. This is forward looking information as defined by National Instrument 51-102. Until Central Shaft is operational in 2020, production is likely to be similar to current levels due to infrastructure constraints. Any fluctuations in gold production in the period until Central Shaft is operational will be due to variations in the grade. Refer to Section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2018 is in the range of $650 to $685 per ounce and the estimated AISC for 2018 is reduced from the range of $845 to $890 per ounce to a range of $750 to $795 per ounce due to the increased value of the ECI which increased from 2.5% of revenues to 10% of revenues from February 1, 2018.

Earnings Guidance

As a result of the adjusted 2018 production guidance and the recent weakness in the gold price and assuming the current spot gold price is maintained for the rest of 2018 and there is no material change in the Company’s operating cost, Caledonia expects full year 2018 adjusted earnings to be unchanged from the revised guidance issued on October 11, 2018 i.e. in the range of 140c to 150c per share. This is 3% to 12% higher than the earnings achieved in 2017.

The Company’s ability to achieve the production, cost and earnings guidance set out above will be influenced by many factors which are discussed in section 17 of this MD&A.

Changes in Indigenisation Legislation

As discussed in Section 4.8 of this MD&A, following changes in legislation, Caledonia entered into the MOU to acquire a further 15% of Blanket and it will evaluate the potential to buy back the shareholding of NIEEF. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket on schedule and within budget. Subject to the continued availability of foreign exchange, Caledonia’s board and management believe the successful implementation of the Central Shaft remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

5 EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

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5.1 Blanket Exploration

6,090 meters were drilled in the Quarter compared to 4,504 metres in the preceding quarter. Drilling in the Quarter was focussed on the Blanket section below 750 metres, AR South to a depth of 900 metres and at Eroica. The drilling has identified a strong continuation of the ore zones – mineralisation extends beyond the deepest hole drilled (approximately 1,200 metres below surface).

On September 20, 2018 the Company announced an upgrade to the resource base at Blanket based on development and diamond core drilling that has been completed up to the end of July 2018 and combined with improvements to the geological model. The total Measured and Indicated gold ounces at Blanket increased by 13 per cent from 714,000 ounces, in August 2017, to 805,000 ounces, as at July 2018. Inferred gold resources at Blanket increased by 9% from 887,000 ounces, in August 2017, to 963,000 ounces, as at July 2018.

Blanket Total Resources (effective July 31, 2018)
	Tonnes (Mt)		Grade (g/t)		Contained Gold (k.oz)
Resource Category	Jul 2018	Aug 2017	Jul 2018	Aug 2017	Jul 2018	Aug 2017	% change
Measured (M)	2.01	1.81	3.80	3.90	245	227	8%
Indicated (I)	4.73	3.81	3.68	3.98	560	488	15%
Total M&I	6.74	5.62	3.72	3.95	805	714	13%
Inferred	6.63	5.53	4.52	4.99	963	887	9%

The upgrade resulted in a modest decline in the average grade of the resources in the Indicated and Inferred categories as a result of additional infill drilling data, improvements in the definition of the geological models, additional lower grade resources in peripheral areas and upward movements of resources between categories. However, the average resource grade remains well above the current mill feed grade of 3.3g/t. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

The increase in Measured and Indicated resources has increased the Proven reserves and Indicated resources that may be used in the life of mine plan by 10 per cent from 4.52 million tonnes used for the Technical Report published in December 2017, to 4.98 million tonnes currently. As a result of the resource upgrade, Blanket has extended its life of mine plan by a further three years to 2034.

The resource upgrade marks the seventh successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 86% since 2011 despite mining over 300,000 ounces over this period.

5.2 Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment on the Central Shaft and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

6. INVESTING

An analysis of investment in the Quarter, the preceding two quarters and the years 2016 and 2017 is set out below.

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	2016 Year	2017 Year	2018 Q1	2018 Q2	2018 Q3
Total Investment	19,159	20,949	5,186	5,637	5,245
Blanket	19,146	20,939	5,185	5,633	5,238
Other	13	10	1	4	7

Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7. FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter. The Company currently has no plans to raise equity. Blanket has an unsecured $4 million loan facility in Zimbabwe which is repayable on demand. At September 30, 2018 the facility was drawn as to $3.9 million. In October 2016 Blanket drew down a $3 million two-year term facility of which $374,000 was payable as at September 30, 2018 (and which has since been repaid, in October).

8. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at September 30, 2018 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	June 30 2017	Sept 30 2017	Dec 31 2017	Mar 31 2018	June 30 2018	Sept 30 2018
Overdraft	-	-	311	1,604	2,749	3,931
Term facility	2,340	1,999	1,486	1,117	746	374
Cash and cash equivalents in the statement of cashflows (net of overdraft)	10,878	11,830	12,756	13,380	5,308	5,896
Working capital	14,284	11,828	12,311	12,593	11,119	10,151

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility was held by Blanket with a Zimbabwean bank, was secured and had a two-year term at draw-down in October 2016 with equal quarterly repayments. It was repaid in October 2018. The Company’s liquid assets as at September 30, 2018 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $30.99 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at September 30, 2018:

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Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	11,628	-	-	-	11,628
Term loan	374	-	-	-	374
Provisions	843	65	282	2,541	3,731
Capital expenditure commitments	1,298	2,485	-	-	3,783

The capital expenditure commitments relate primarily to the new oxygen plant and materials and equipment which have been ordered by Caledonia in South Africa to equip the Central Shaft once the shaft sinking phase has been completed. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $3.9 million between October 2018 and December 2018 which is not yet committed and a further $34.7 million in the years 2019 and 2020, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2018, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines5 – if and when those mines are permanently closed – at an estimated discounted cost of $3.8 million.

10. NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

________________________

5 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to September 30		9 Months to September 30
	2017	2018	2017	2018
Production cost (IFRS)	9,080	9,948	26,992	29,255
Less exploration and site restoration costs	(109)	(189)	(331)	(748)
Other cost and intercompany adjustments	215	(399)	167	(617)
On-mine production cost	9,186	9,360	26,828	27,890
Gold sales (oz)	14,396	13,977	40,465	40,389
On-mine costs per ounce ($/oz)	638	670	663	691

Royalty	913	834	2,512	2,549
Export credit incentive	(639)	(1,667)	(1,757)	(4,652)
Exploration, remediation and permitting cost	(97)	91	71	242
Sustaining capital development	98	342	700	1,695
Administrative expenses	1,607	1,423	4,541	4,625
Silver by-product credit	(19)	(15)	(56)	(47)
Share-based payment expense	72	173	607	509
All in sustaining cost	11,121	10,541	33,446	32,811
Gold sales (oz)	14,396	13,977	40,465	40,389
All-in sustaining costs per ounce ($/oz)	773	754	827	812

Permitting and exploration expenses	39	72	137	132
Non-sustaining capital expenses	7,427	4,904	14,185	14,373
Total all in cost	18,587	15,517	47,769	47,316
Gold sales (oz)	14,396	13,977	40,465	40,389
All-in costs per ounce ($/oz)	1,291	1,110	1,181	1,172

10.2 Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2017	2018	2017	2018
Revenue (IFRS)	18,230	16,647	50,163	50,904
Revenues from sales of silver	(19)	(15)	(56)	(47)
Revenues from sales of gold	18,211	16,632	50,107	50,857
Gold ounces sold (oz)	14,396	13,977	40,465	40,389
Average realised gold price per ounce (US$/oz)	1,265	1,190	1,238	1,259

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10.3 Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2017	2018	2017	2018
Profit attributable to owners of the Company (IFRS)	3,120	2,224	6,152	7,982
Add back/(deduct) amounts attributable to owners of the company in respect of:
IFRS 19 adjustment	(50)	(35)	(50)	(110)
Equity-settled share-based payments	-	-	806	14
Foreign exchange	(65)	275	(16)	114
Deferred tax	1,199	1,045	2,288	3,485
Adjusted profit	4,204	3,509	9,180	11,485
Weighted average shares in issue (m)*	10,538	10,603	10,560	10,603
Adjusted EPS (cents)	39.9	33.1	86.9	108.3

11. RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12. CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2017 (the “Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i) Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

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(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At September 30, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IFRS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv) Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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v) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi) Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii) Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS

i) Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protects the Company if the gold price falls below $1,150 per ounce and gives Caledonia full participation if the price of gold exceeds $1,195 per ounce. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price, Blanket’s production rate and cash generation capacity and Blanket’s capital expenditure programme.

ii) Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in October 2018; the VAT receivable is outside the agreed terms of such refunds.

iii) Impairment losses

None of the trade and other receivables is past due at the period-end date.

iv) Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan was repayable in equal quarterly instalments from January 2017 to October 2018 and has now been repaid.

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v) Currency risk

As at September 30, 2018 a small proportion of Caledonia’s assets, financial instruments and transactions were denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the United States Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

vi) Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14. DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents. A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 US cents which was paid on July 28, 2017, on October 27, 2017 and on January 26, 2018, April 27, 2018, July 27, 2018 and October 26, 2018. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 US cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 US cents per quarter is Caledonia’s current dividend policy. However, as discussed in section 4.9, monetary conditions in Zimbabwe have worsened since mid-October and there is an increased risk that Caledonia will not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

15. MANAGEMENTAND BOARD

There were no changes to management or the board in the period under review.

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16. SECURITIES OUTSTANDING

As at November 12, 2018 Caledonia had 10,603,153 common shares issued.

As at November 12, 2018 outstanding options to purchase Common Shares (“Options”) are as follows:

Number of	Exercise Price		Expiry Date
Options	Canadian $
5,000	4.00		Oct 8, 2020
18,000	11.50		Oct 13, 2021
5,000	8.10		May 30, 2022
5,000	9.30	[6]	Aug 25, 2024
5,000	9.30	[6]	Aug 25, 2024
38,000

Caledonia’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,022,315 shares at November 12, 2018 on the assumption that all the LTIPs are settled in cash, at the option of the LTIP holder.

17. RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Audited Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising further third-party financing in addition to the existing debt facilities at Blanket. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Availability of foreign exchange: The Company needs access to foreign exchange in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. A discussed in section 4.9, there has been a deterioration in the availability of foreign exchange which is required to make payments from Zimbabwe. No assurance can be given that sufficient foreign exchange will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in Sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in Section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

________________________

6 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

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•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia holds a 4-month hedge over a proportion of Blanket’s projected gold production to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Government of Zimbabwe is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

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18. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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19. CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of September 30, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at September 30, 2018, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at June 30, 2018. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at September 30, 2018, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20. QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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